As filed originally with the Securities and Exchange Commission on January 24, 2003; this Amendment filed May 2, 2003.
Registration No. 0-50164

        UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                    Washington, D. C. 20549

SECOND AMENDED FORM 10-SB

General Form for Registrants of Securities of Small Business Issuers Under
Section 12(b) or (g) of the Securities Exchange Act of 1934

DOLPHIN PRODUCTIONS, INC.
(Name of Small Business Issuer in its charter)

Nevada
State or other jurisdiction of incorporation or organization.

87-0618756
I.R.S. Employer Identification No.

2068 Haun Avenue
Salt Lake City, Utah   84121
(Address of principal executive offices) (Zip code)

Issuer's telephone number: (801) 450-0716

Securities to be registered under Section 12(b) of the Act:
Title of each security             Name of each exchange on which
to be registered:             Each class is to be registered:
N/A                                N/A

Securities to be registered under Section 12(g) of the Act:
Common Stock, par value of $.001 per share.
(Title of class)

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                   DOLPHIN PRODUCTIONS, INC.

                           FORM 10-SB
                       TABLE OF CONTENTS

                             PART I
                                                             PAGE

ITEM 1.   Description of the Business                           3

ITEM 2.   Management's Discussion and Analysis
           of Plan of Operation                                 9

ITEM 3.   Description of Property                              13

ITEM 4.   Security  Ownership  of Certain Beneficial
           Owners  and  Managers                               13

ITEM 5.   Directors,  Executive Officers, Promoters,
           and  Control  Persons                               14

ITEM 6.   Executive Compensation                               17

ITEM 7.   Certain Relationships and Related Transactions       17

ITEM 8.   Description of Securities                            17

                            PART II

ITEM 1.   Market Price of and Dividends on Registrant's
           Common Equity  and Other Shareholder Matters        18

ITEM 2.   Legal Proceedings                                    20

ITEM 3.   Changes in and Disagreements with Accountants        20

ITEM 4.   Recent sales of unregistered securities              20

ITEM 5.   Indemnification of Directors and Officers            20

                            PART F/S
Financial Statements                                           21

                            PART III

ITEM 1.   Index to Exhibits                                    21
ITEM 2.   Description of exhibits                              21

Signatures                                                     21

                             PART I

ITEM 1.

Business Development.

     Dolphin Productions, Inc. (the "Company"), was organized under the laws of the state of Nevada on June 26, 1998. The Company provides musical and other performance services for concerts and other events. The Company has not yet generated significant revenues from its planned principal operations and is considered a development stage company as defined in Statement of Financial Accounting Standards No. 7. The Company has not paid any dividends and any dividends that may be paid in the future will depend upon the financial requirements of the Company and other relevant factors.

     In 1998, a group of approximately twenty (20) persons organized a loosely-knit committee with the object of encouraging and promoting music education among young people within two inner-city schools in Salt Lake City, namely, the Guadalupe Schools and Jackson Elementary School. The committee determined to foster music education by creating for students opportunities for public performance. To that end, DOLPHIN PRODUCTIONS, INC., was organized. Committee members contributed to the Company combinations of cash, time, materials, instruction, sheet music and facilities in exchange for the issuance of 500,000 shares of stock. The Company raised a total of $2000 through the issuance of the shares at a value of $.004 per share.

     The Company believes that the initial issuance of securities was exempt from registration in reliance upon the provisions of Section 4(2) of the Securities Act of 1933.

     In January-February of 1999 the Company raised an additional $4000 of working capital by selling 20,000 shares of its common stock at $.20 per share in an in a combination of private offerings, and a public offering exempt from registration pursuant to Rule 504 and Section 3(b) of the Securities Act of 1933. Notification of the Regulation D offering and exemption was filed with the SEC and with the states of New York and Colorado.

     The Company's president and founder, Richard H. Casper, acquired 481,500 of the shares, or 96.3 % of the initial stock issues. In 1999, the Company presented a series of not-for-profit public performances and a single for-profit concert featuring Boots Randolph (a Nashville recording artist and a Company shareholder), performing with the Jackson Elementary School Orchestra. Pamela Lindquist, Doug Worthen, Daniel Larsen, Todd Brimley and Steve Camp (all Company shareholders) performed as well. The Company retained for itself 25% of the ticket sales of the single for-profit concert. Out of its share of ticket sales, the Company paid the costs of the concerts, including the performers' expenses and fees.
     The Company invested its funds in the production of a series of musical concerts between 1999 and 2002 in behalf of The Guadalupe School, Jackson Elementary School and Heart and Soul, an organization that provides music for institutionalized children, and for the American Diabetes Association. In connection with each concert series, the Company presented a single for-profit concert from which it retained a percentage of ticket sales ranging from 10% to 25%.

     In the course of producing the concert series, the Company acquired the rights to reproduce and market the audio and visual recordings of its concerts. In addition, and by verbal agreement, the company has acquired the production and performance rights to certain music scores. Among those rights are the rights to produce and perform the original music written and produced by Pamela Lindquist, a shareholder and director, (three recorded songs and a twelve-song demonstration CD titled "From My Heart"); Daniel Wells Larsen, a shareholder (eight recorded songs on demonstration CDs and one hundred and twenty unrecorded original song scores); Steve Camp, a shareholder (three original scores recorded a with "The Ides of Soul" and "The Neighbors"); Jeff Sermon and John Sermon (sixteen original scores recorded under the CD title ("Building Bridges").

     Through a Company shareholder, Lionel Toriello de Najera, of Guatemala City, Guatemala, the Company has also acquired the rights to market a three-CD series of South American and Mayan music performed and produced by the Guatemalan Symphony Orchestra.

     Nearly all of the artists who have granted marketing rights to the Company are also shareholders of the Company.

     The Company currently has rights to approximately one hundred and fifty original music scores, of which just over forty are available to the Company in recorded form. When its web site becomes operational, the Company intends to reduce all verbal agreements to writing and to acquire by contract the rights to additional music and to produce, promote and market the music through the Internet.

     The Company generated net income from its operations in the fiscal year ended September 30, 2001 $4,331, but reflected a loss of $519 for the fiscal year ended September 30, 2002. The Company regularly held its concert series in the January-March time frame. However, because of the scarcity of facilities and heightened security during the 2002 Winter Olympic Games in Salt Lake City, the Company was unable to produce the benefit concert series. In its place, the Company produced a June benefit performance for the American Diabetes Association and its annual Father of the Year event. Revenues declined from $13,653 in 2001 to $7,520 in 2002. All of the Company's revenues in 2002 came from sponsorships and ticket sales for the single benefit concert. In connection with the concert, the Company paid $1920 to five musical performers, three of whom (Todd Brimley, Doug Worthen and Pamela Lindquist) are shareholders of the Company. In addition, the Company paid other concert-related costs of
$354, for a total of $2274 of production costs associated with the concert.

     In March of 2002, the Company moved into its production office at 39 Exchange Place, Suite 70, Salt Lake City, Utah. During the six months ended September 30, 2002, the Company $410 per month, or $2460 for the six months' rent. The Company accrued $1500 as unpaid compensation owed to it President, Richard H. Casper, for services rendered during the fiscal year. It paid audit fees of $1175 and Nevada state registration fees of $675. After giving effect to other miscellaneous costs, the Company reflected a net loss of $517 before giving effect to current net tax costs of $2 for fiscal 2002.

     Through its nearly five years of history, the Company has generated cash flows from operations and from the two small issues of stock. Through December 31, 2002, the Company had accumulated a net operating deficit of $1,454.

     Management has no assurance that the Company can continue profitably its concert production activities. However, Management believes that its resources within the music business afford it an opportunity to shift the Company's principle operations from the production of live concerts to the acquisition, production and marketing of music through the Internet.

     In 2001, the Company acquired the domain name "dolphinproductions.net" for the payment of a domain registration fee. The Company has assigned no value to the name on its balance sheet. The Company has not yet generated revenue from its acquisition, production and marketing of original music, nor does it have any assurance that it will be able to conduct that business profitably.

     The Company's plan to acquire, produce and market original music through the Internet may require the acquisition of additional assets and/or working capital. The Company has no assurance that it will be able to generate or acquire from its current operations, from borrowing, or from the issuance of additional stock, the working capital necessary to carry out its plan to market music through the Internet. In order to foster the raising of additional capital, the Company has determined to develop a public market for its stock.

     To achieve its objective, the Company may acquire certain assets, including music scores and recorded music, by the issuance of additional stock. The Company may also merge with, or acquire, one or more companies with complementary resources. If the Company acquires or merges with another company, it is likely that the Company's current shareholders will experience substantial dilution and there will be a change in control of the Company.

     As of this date, the Company has not discussed with anyone outside the Company the acquisition of specific assets, or the merger with, or acquisition of, any other company, nor has the Company engaged, hired, or consulted with any advisors, agents or principles with the object of merger.

     The Company is voluntarily filing this registration statement on Form 10-SB to make information concerning itself more readily available to the public and to become eligible for listing on the Over The Counter Bulletin Board ("OTCBB") sponsored by the National Association of Securities Dealers, Inc. Management further believes that being a reporting company under the exchange act will enhance the company's efforts to acquire the assets necessary to market original music on the Internet.

     In filing this registration statement the Company will be obligated to file certain interim and periodic reports including an annual report with audited financial statements. The Company has no assurance that it will be able generate the income to pay the costs of filing such reports the costs of annual audits.

     Any company that is merged into or acquired by the Company will be come subject to the same reporting requirements as the Company. Thus, if the Company successfully completes an acquisition or at least the two most recent fiscal years, or if the company has been in business for less than two years, audited financial statements must be available from inception. This requirement limits the Company's possible acquisitions or merger because private companies either do not have audited financial statements or are unable to produce audited statements without delay and expense.

     The Company's principal executive offices are located at 2068 Haun Avenue, Salt Lake City, Utah 84121 and its telephone number is (801) 450-0716. The Company maintains an operating office in downtown Salt Lake City at 39 Exchange Place, Suite 70, Salt Lake City, Utah.

Company's Business.

     The company has an operating history of just over five years (from its inception in June of 1998 through the quarter ending March 31, 2003). Its financial statements have been audited for the last five years, from September 30, 1998 through September 30, 2002. No representation is made, and none is intended, that the Company has the ability to carry on profitably its future business activities.

     Presently the Company has no commitment or arrangement, written or oral, to participate in any business opportunity other than the plans described in this statement. Management cannot predict the nature or type of possible future business opportunities. Management has broad discretion in its search for and negotiation with any potential business or business opportunity.
Sources:

     As it seeks to acquire, produce and market original music on the Internet, management intends to rely upon various resources in the search for potential business opportunities including, but not limited to the Company's officers and directors members of the financial community, musicians, and consultants. The Company presently has no intention of hiring a consultant or consultants but reserves the right to do so if deemed advisable. Because of the Company's lack of resources the Company may be unable to retain for a fee any professional firms specializing in business development or acquisitions. The Company will likely have to rely on outside sources, not otherwise associated with the Company, that will accept compensation in the form of stock.

     Management is unable to predict or determine the status or nature of any venture in which the Company may participate. A potential venture may require additional capital or equity.
Process of Evaluation

     Once a possible business opportunity, merger or acquisition has been identified, management will seek to determine if a merger or acquisition should be made or if additional investigation is needed. This determination will be based on management's knowledge and experience, in evaluating the preliminary information available to them. Management may also engage others to assist in the analysis of the business opportunities. Because of the Company's limited resources, it is unlikely it will have funds for a complete and exhaustive investigation and evaluation. It may rely upon its officers and/or directors for guidance and may issue stock to consultants in exchange for their assistance. It is unlikely that the Company will receive a fairness opinion regarding any business opportunities.

     In the evaluation consideration will be given to several factors including but not limited to potential benefits to the Company, working capital requirements, operating history, competition present and anticipated, future growth prospects, stage of development or exploration, future funding requirements, management, profit potential and other factors deemed relevant to the specific circumstances.

     All potential risks cannot be identified because the Company has no experience in the Internet marketing of music and has not yet identified any specific business opportunity. No assurance can be given that the venture will be successful or even develop into a going concern. The Company's plan, like other potential business opportunities, involves untested products, processes and market strategies with which the Company has no experience and which may fail.

Potential Acquisition of Assets or Merger

     The Company intends to acquire, produce and market original music on the Internet. The Company intends to implement its plan by purchasing rights with cash, or by the issuance of its stock. To that end, the Company may seek to borrow money, or to raise money through the issuance of stock. In addition, the Company may acquire certain complementary assets with cash, or by the issuance of stock. The Company may also consider the merger with, or acquisition of, one or more entities with complementary assets or business purposes.

     The Company is unable to predict or determine the manner in which it may participate or be a part of a business opportunity. Each opportunity will be reviewed, and based upon that review, a suitable legal structure or method of acquisition will be determined. The manner in which the Company participates will depend upon the nature of that opportunity, the respective needs, objectives, and goals of each party and the relative negotiating strength. Participation in a business opportunity may take the form of an asset purchase, stock purchase, reorganization, merger or consolidation, joint venture, license agreement, or partnership. The Company does not intend to participate in business opportunities through the purchase of minority stock positions. The Company may act directly or indirectly through an interest in a partnership, corporation or other form of business organization.

     With limited assets and only a five-year operating history, it is anticipated that if the Company successfully enters into a transaction with an operating business opportunity existing shareholders will experience substantial dilution and a probable change in control of the Company. Most likely, the owners of the business opportunity will acquire control of the Company in the transaction. Management has not set any guideline as to the amount of control it would offer to prospective business opportunities.

Government Regulation

     The Company's business activities are subject to general governmental regulations. The costs of regulation, including the reporting and compliance requirements of the SEC, will be paid out of operating revenues, borrowed funds, and funds obtained by the issuance of additional stock. The Company has no assurance that it will be able to absorb the financial obligations associated with being a public company. The Company has paid performers out of operating income. Some of the performers are shareholders of the Company. One of the performers, Pamela Lindquist, is also a member of the Company's board of directors.

     As of December 31, 2002, the Company had accrued $5,000 as an unfunded liability to its President, Richard H. Casper, for management services rendered to the Company.

Facilities, Equipment and Employees

     The Company's maintains a business office at 39 Exchange Place, Suite 70, Salt Lake City, Utah 84111. Its executive office is located at 2068 Haun Avenue, Salt Lake City, Utah 84121. The Company has no employees.

     The Company believes that inflation has little impact on its business affairs.

ITEM 2.   Management's Discussion and Analysis or Plan of Operation.

The   following  information  should  be  read  in  conjunction  with  the consolidated financial statements and notes thereto appearing elsewhere in the Form 10-SB.

Plan of Operation

     The Company provided services for one concert during February of 2003, generating $2000 in revenue. The expenses of production will likely exceed revenues during the January-March quarter of 2003. It has no plans or commitments to produce live concerts beyond the quarter ended March 31, 2003, except as an adjunct to the production and marketing of recorded music. The Company intends to shift its focus from live concerts to the acquisition, production and marketing of original music through the Internet.

     The Company believes that it can cover the expenses of the next twelve months from its existing cash reserves, from borrowings, from advances from shareholders, and from the sale or issuance of common stock. The Company believes that it may need to expend as much as $100,000 over the next twelve months to complete the its entry into the business of marketing music over the Internet. The Company expects to issue stock at $.20 per share to raise as much as $50,000, and to borrow up to $50,000. The Company has not set a price for the sale of its stock, but if the stock is issued at $.20 per share, the transaction will result in the issuance of 250,000 additional. The issuance of additional shares will dilute the interests of existing shareholders.

     During the next twelve months, the Company anticipates that it will be required to expend the following amounts, in cash or in the value of newly-issued stock, for corporate administration, the development of its web site and for the acquisition of original music:

1.  Board   and   Officer Compensation:               $ 25,000.00
2.  Web  Site  Development:                           $ 10,000.00
3.  Web   Site  Marketing:                            $ 16,000.00
4.  Acquisition  of  Music:                           $  8,000.00
5.  SEC     Compliance:                               $ 10,000.00
6.  Recurring   expenses:                             $  6,000.00
7.  Other,   non-recurring costs:                     $  5,000.00
8.  Payment   of   accrued liabilities:               $ 20,500.00

       Total:                                         $100,000.00

     The Company has no assurance from any source, either verbal or written, that it will be able to borrow money or that it will be able to sell, or issue, additional shares of stock to cover its operating costs and the costs of developing its web site and its business plan. If the Company is unable to raise additional cash, it will not be able to complete the development and marketing of its web site and will likely cease operations.

     The Company may revise its business and development plans from time-to-time to reflect the availability of cash or the lack of cash. No officers, directors or shareholders have made any commitment to provide financing to the Company. The Company will be competing against companies that have access to far greater financial resources and the Company may decide to abandon its plan to develop its web site if the Company's
management   determines  that  is  unable  to  compete  in  the   Internet
marketplace.

     The dolphinproductions.net domain name is not currently operational and does not have any current content. The Company has no experience in the business of marketing music over the Internet.

     As of March 31, 2003, the Company had cash in the bank of $5,321.58. It currently owes $1,328 to the CPA firm of Pritcett, Siler & Hardy for accounting fees. Recurring operating expenditures are expected average about $500 per month. In addition, the Company will incur periodic costs of maintaining its Nevada state charter and the periodic and recurring costs of compiling, reviewing and reporting its activities and operations in conformity with the rules and regulations of the Securities and Exchange Commission. The annual costs of SEC compliance, including audits and quarterly reports will likely exceed $10,000. The annual Nevada state fees are expected to approximate $700 per year. The Company is currently indebted to the Company's president, Richard H. Casper, for accrued compensation and fees, for $20,500. Even without the costs of developing the Company's business plan, the Company's existing cash reserves will likely be exhausted within three months unless the Company raises additional capital by borrowing or by the issuance of additional stock.

     At its regular meeting on March 18, 2003, the Company's board of directors formed an artistic development committed, to be chaired by Pamela Lindquist. She will be joined by director David Schuder and others. The task of the committee is to acquire a library of original music that can be marketed through the company's Internet web site.

     At the same meeting, director Scott Summerhays agreed to chair a committee charged with the development of the company's Internet web site. He will be assisted by director David Schuder and shareholder Douglas Worthen. In connection with its charge, the committee will face the considerable task of utilizing the rapidly developing technology surrounding the marketing of music through the Internet. The marketplace is highly competitive. The Company has not earned any revenue from Internet marketing and has no history or other assurance that it can compete in the marketplace.

     The Company does not expect to hire employees or to increase substantially the amount of time that its officers currently devote to the Company's business.

     The Company is a development stage company and has limited assets, operations and income. The costs and expenses of filing this registration statement will be paid by the Company from its operating earnings, by borrowing money, or by the issuance of its stock to officers, directors or shareholders in exchange for their advancement of the cost or fair value of the filing costs.

     It is believed that only limited capital will be required to maintain the Company's operations and any funds needed in the immediate future will be provided by income, or by loans guaranteed by officers and directors of the Company.

     If the Company is unable to borrow money, there is substantial doubt and concern about the Company's ability to continue as a going concern.

     Management believes that inflation has not and will not have a material effect on the Company's operations. When the Company accomplishes a merger or acquisition management will evaluate the possible effects of inflation on operations and its business.

     During the next year the Company will continue its primary business of producing concerts only through March of 2003, except as an adjunct to the marketing of recorded music. It will continue to acquire rights to works of music, and while investigating the purchase of complementary assets, or the acquisition of complementary business opportunities in related fields with the intent to acquire or merge with one or more business ventures. In pursuance of a presence on the Internet, the Company will work through the domain name: dophinproductions.net.

     Generally, management will follow the procedures discussed in Item 1 above. Because the Company has limited funds, it may be necessary for the Company to sell additional stock, or for officers and directors to advance funds or accrue expenses until a future time or to issue shares of stock in exchange for professional services. Management intends to operate on limited funds. If the Company determines to employ outside advisers or consultants in its search for business opportunities, the Company may attempt to raise additional funds by borrowing, and/or by issuing additional stock. As of this date, the Company has no plans to engage outside advisers or consultants to attempt to raise additional capital. If the Company seeks to raise capital, most likely it would attempt a private placement of its securities. Because of the Company's current status, a public sale of securities or borrowing from conventional sources are unlikely. No assurance can be given that the Company will be able to obtain any funding if it determines funding is need or that such funding could be obtained on terms acceptable to the Company.

     Since its inception until September 30, 2002, the Company has accumulated a deficit $408 from its activities. The Company has filed Federal tax returns for all tax years from 1998 through 2002 and has filed Utah state tax returns for the years from 1998 through 2002 The Company has conducted its income-generating activities entirely within the state of Utah during the tax years ending September 30, 1999, through 2002. Since no income-producing activities were conducted within the state of Utah during the tax year ended September 30, 1998, the Company applied for, and received in February of 2003, a refund of taxes previously paid for the tax year of 1998. Nevada does not impose state income taxes on corporations. The Company must comply with applicable regulations.

     During the fiscal year ended September 30, 2001, revenues were $13,653 and expenses were $8825, including performance costs of $3766, advertising costs of $799, and legal and professional services of $4260. Net income, after taxes, was $4,331. However, during the year ended September 30, 2002, revenues declined to $7520 and expenses were $8,037, including performance costs of $2274, rent of $2050, and legal and professional fees $3713. The net loss, after taxes, was $519. As discussed above, the Company's regular concert series was impacted by the 2002 Winter Olympics in Salt Lake City, Utah, during the Company's normal concert season.

     The Company has no assurance that Dolphin Productions, Inc., will generate revenues or net income in the future. It has no commitments from any sources of revenue beyond the current quarter in which it generated
revenues of $2000.   Its industry is highly competitive.

     In December of 2002, the Company filed the tax returns and paid the associated taxes, penalties and interest to bring the Company current on its tax obligations. The financial statements for the three months ended December 31, 2002, reflect these payments.

     During the year ended September 30, 2002, the Company had income tax expense of $227 and additional penalty and interest expense related to prior year income taxes of $464.

Recently Enacted Accounting Standards

     Statement of Financial Accounting Standards ("SFAS") No. 1141, "Business Combinations," SFAS No. 142, "Goodwill and Other Intangible Assets," SFAS No. 143, "Accounting for Asset Retirement Obligations," SFAS No. 144, "Accounting for the Impairment of Disposal of Long-Lived Assets," SFAS No. 145, "Rescission of FASB Statements Nos. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections," SFAS No 146, "Accounting for Costs Associated with Exit or Disposal Activities," and SFAS No. 147, "Acquisitions of Certain Financial Institutions - an Amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9," and FASB Statement No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure - an Amendment of FASB Statement No. 123," were recently issued. SFAS No. 141, 142, 143, 144, 145, 146, 147 and 148 have no current applicability to the Company or their effect on the financial statements would not have been significant.

Inflation
     In the opinion of management, inflation has not had a material effect on the operations of the Company.
Risk Factors and Cautionary Statements

     This Registration Statement contains certain forward-looking statements. The Company wishes to advise readers that actual results may differ substantially from such forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by the statements, including but not limited to, the following: the ability of the Company to maintain a sufficient customer base to have sufficient revenues to fund and maintain its operations, the ability of the Company to meet its cash and working capital needs, to have sufficient revenues to continue operations.


ITEM 3.   Description of Property

     See accompanying financial statements.

ITEM 4.   Security Ownership of Certain Beneficial Owners and Management

     The following table sets forth information, to the best of the Company's knowledge, as of the date of this Statement, with respect to each person known by the Company to own beneficially more than 5% of the issued and outstanding common stock, each director and all directors and officers as a group.

Name and Address of    Amount and Nature       Percent of Class (1)
Beneficial Owner       of
                       Beneficial
                       Ownership

Richard H. Casper      481,500 shares held     92.596 %
President, Director    as Personal
and                    Holdings (199,000
Chairman of the        shares) and by
Board                  rules of
2068 Haun Avenue       attribution for
Salt Lake City, Utah   beneficial
84121                  interests held by
                       Casper Partners,
                       LC, (282,500
                       shares) a Utah
                       limited liability
                       company controlled
                       by Mr. Casper



(1) Based on 520,000 shares of common stock outstanding as of September 30, 2002, as of December 31, 2002, and as of the date of this statement.

ITEM 5.   Directors, Executive Officers, Promoters and Control Persons

     The executive officers and directors of the Company are as follows:

     Name, Age and Office

     Richard H. Casper:       Age   58,  President,  Director   and
                              Chairman of the Board of Directors.

     Scott S. Summerhays:     Age  58,  Vice
                              President  and
                              Director.

     David Schuder:           Age 53, Vice President and Director.

     Kristy Chambers:         Age 40, Director and Secretary.

     Jared Ryde Casper:       Age  34,  Vice President  and  general
                              counsel.

     Jerry C. Carter:         Age 58.  Director.

     Pamela Lindquist:        Age 34.  Director, vice-president  and
                              assistant secretary.

     The following are biographical summaries of the experience of the officers and directors of the Company:

     Richard H. Casper:             Attorney  since 1982.  Member  of  the
                              Utah State Bar.  Master's degree in Business
                              Administration (MBA) from University of Utah
                              (1975);  practiced  as  CPA  in  California,
                              Idaho   and  Utah  between  1970  and  1982.
                              Executive vice president of trucking company
                              from  1974-1979.  For the last  five  years,
                              Mr. Casper has been a self-employed attorney
                              and   business  consultant.   He  has   been
                              president  and  chairman  of  the  board  of
                              directors   of   the   Company   since   its
                              inception.

     Scott S. Summerhays:     B.S.  Degree from University of Utah (1989).
                              Master's  degree in Business  Administration
                              (MBA)   from  University  of  Utah   (1991).
                              Honors Graduate, Deans Scholar.    President
                              and  Chief  Operating Officer of  Summerhays
                              Music Centers, the largest dealer of music instruments in Utah. For the last five years, Mr. Summerhays has been employed by Summerhays Music Centers, Inc. He has been a director since December of 2002. Does not own stock in the Company.

     David L. Schuder:              Talent and booking agent in Nashville,
                              Tennessee.  Mr. Schuder holds a bachelor  of
                              fine arts degree from Purdue University.  He
                              is  general  manager of ACTS, a  talent  and
                              booking   agency  in  Nashville,  Tennessee.
                              Since 1998, Mr. Schuder has held similar positions with Entertainment Artists, Inc., and with Pacific Music Group in Nashville. He has been vice-president and a director of the Company since its inception in 1998. Owns 2500 shares of the Company's stock.

     Kristy Chambers:               Bachelor  of  Arts degree  from  UCLA;
                              master's  degree in taxation from Washington
                              School  of Law.  Certified Public Accountant
                              (CPA)   licensed  in  California  and  Utah.
                              Currently Chief Financial Officer of Planned
                              Parenthood of Utah (PPU).  During  the  last
                              five  years,  she  has been comptroller  and
                              chief  financial officer of PPU,  of  McCall
                              Management and of Summerhays Music  Centers,
                              Inc.  She has been an officer of the Company
                              from  its  inception in  1998.   Owns  1,000
                              shares of the Company's stock.

     Jared R. Casper:               Attorney practicing with the  firm  of
                              Ivie and Young in Provo, Utah.  Graduate  of
                              Gonzaga  University College of Law.   During
                              the last five years, he has practiced law in Utah. He has been an officer of the Company since December of 2002. Jared R. Casper is the nephew of Richard H. Casper, President and Charirman of the Board. Does not own any shares of the Company's stock.

     Jerry C. Carter:               President and Chief operating  officer
                              of   Carter  Enterprises  of   St.  Anthony,
                              Idaho,   a  manufacturer  and  international
                              exporter of archery equipment.  He has  held
                              that  position for the past fifteen   years.
                              He  has been a director of the Company since
                              December of 2002. Owns 1,000 shares of the Company's stock.

     Pamela Lindquist:             Musician and private investigator.  She
                              holds a bachelor's degree from Brigham Young
                              University.   For the last five  years,  she
                              has   been  a  self-employed  musician   and
                              private  investigator.   She  has  been   an
                              officer and director of the Company since its inception in 1998, with the exception of a two-month hiatus between November of 2002 and January of 2003. Owns 5,000 shares of the Company's stock.


     Audit Committee: At the meeting of the board of directors held on March 18, 2003, the Company formed an Audit and Compensation Committee chaired by Kristy Chambers, CPA. She is a licensed CPA and is the audit committee financial expert. As an officer of the Company, she is not independent as that term is used in Item 7(d)(3)(iv) of Schedule 14A under the Exchange Act.

     All officers and directors devote full-time to other professional pursuits. No officer or director devotes, on average, more than four hours (less than 10% of working hours) per week to the business of the Company. Through December 31, 2002, the Company had accrued an unfunded liability to its president of $5,000 for his services through that date. As of March 31, 2003, the liability to the president for management and legal services was $20,500. The Company does not have the cash to pay the accrued liability, nor does it have any promise from any source to provide cash sufficient to pay the liability. The Company's board of directors may propose to issue stock to the president in full or partial payment of the liability. The most recent issue of stock for cash was at $.20 per share. If the Company's board of directors proposed to issue stock at the latest issue price, the Company would issue 101,000 shares of common stock. That event would significantly dilute the interests of other shareholders.
     There is not currently any agreement to pay the obligation to the president in stock or cash. The president has not made a demand upon the Company for payment.

     The Company currently has no plan or commitment to pay any officers or directors in cash or stock. However, the Company's Audit and Compensation Committee will determine levels of future compensation that are commensurate with the contributions of each officer and director.

     All directors hold office until the next annual meeting of stockholders and until their successors have been duly elected and qualified. There are no agreements with respect to the election of directors. The Company does not have any standing committees.

     None of the officers or directors of the Company has during the past five years, been involved in any events (such as petitions in bankruptcy, receivership of insolvency, criminal proceedings or proceedings relating to securities violations).

ITEM 6.   Executive Compensation

Officer Remuneration

     As of the date of this statement, the Company had no employment contracts with any officers or directors. The Company has accrued an unfunded liability of $5000 for compensation owed to it president for management services. Other than fees paid to performers who are also shareholders, and stock issued to performers and support personnel for production services, no one has received a salary or received monetary compensation for management services since operations began. The Company's compensation Committee will consider methods of compensation, including the awarding of stock and/or stock options to officers and directors as compensation for their services.

Officer and Director Compensation

     The Company's directors are not presently compensated for attending meetings of the Board of Directors. In the future the directors may be compensated for their services. No decision has been made as to the manner or type of future compensation.

     The Company has not paid any monetary compensation either as salary or benefits to any officer or director since inception other. The Company as accrued an unfunded liability of $5000 for compensation owed to it president for management services.

ITEM 7.   Certain Relationships and Related Transactions

     None.

ITEM 8.   Description of Securities

     The following table sets forth the capitalization of the Company as of September 30, 2002, and January 15, 2003.


   TITLE OF CLASS          AMOUNT AUTHORIZED       PRESENT AMOUNT
                                                    OUTSTANDING

Common Stock, $.001 Par      50,000,000               520,000





                  DESCRIPTION OF COMMON STOCK

     The Company is presently authorized to issue up to 50,000,000 shares of stock, par value of $.001 per share. As of the date of this statement, the Company had 520,000 shares of common stock issued and outstanding.

     All shares of common stock are equal to each other with respect to voting, liquidation and dividend rights. Holders of shares of common stock are entitled to one vote for each share they own at any stockholders' meeting. Holders of shares of common stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor, and upon liquidation are entitled to participate pro rata in a distribution of assets available for such a distribution to stockholders. There are no conversion, preemptive, redemption, or other rights or privileges with respect to any shares. Reference is made to the Company's Articles of Incorporation and its By-Laws as well as to the applicable statutes of the State of Nevada for a more complete description of the rights and liabilities of holders of common stock. The common stock of the Company has no cumulative voting rights which means that fifty per cent of the shareholders may elect all of the directors of the Company to be elected at a shareholders' meetings if they choose to do so. In such event, the holders of the remaining shares aggregating less than 50% will be unable to elect any directors.
PART II

ITEM 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters

     No shares of the Company have previously been registered with the Securities and Exchange Commission. The Company's shares have never been listed on the National Association of Securities Dealers Electronic Bulletin Board or in the "Pink Sheets" published by the National Quotations Bureau. When the Company's Form 10 becomes effective, the Company will attempt to be listed on the Electronic Bulletin Board. The application will consist of current corporate information, financial statements and other documents as required by Rule 15c2-11 of the Securities Exchange Act of 1934, as amended and the NASD. It is anticipated that a listing on the OTC Electronic Bulletin Board will permit price quotations for the Company's shares to be published by such service and any trades that may occur. Prior to the date hereof the Company's shares have not traded. If and when the Company's shares are listed the share prices may be volatile and subject to broad price movements.

     Further,  the  Company's  shares are subject  to  the  provisions  of
Section 15(g) and Rule 15g-9 of the Securities Exchange Act of 1934 ("Exchange Act"), commonly referred to as the "Penny Stock" rule. Section 15(g) states certain requirements for transactions in penny stocks and Rule 15g-9(d)(1) incorporates the definition of penny stock as used in Rule 3a51-1 of the Exchange Act.

     Generally a penny stock is defined as any equity security that has a market price of less than $5.00 per share, subject to certain limited exceptions. Rule 3a51-1 provides that any equity security is considered to be a penny stock unless that security is registered and traded on a national securities exchange meeting certain criteria set by the Commission; authorized for quotation on the NASDAQ Stock Market; issued by a registered investment company; excluded from the definition on the basis of price (at least $5.00 per share) or the issuer's net tangible assets; or exempted from the definition by the Commission. Once shares are deemed to be a penny stock, trading in the shares then becomes subject to additional rules relating to sales practices for broker-dealers who sell penny stocks to persons other than established customers and accredited investors. An accredited investor has assets in excess of $1,000,000 or annual income exceeding $200,000, or with spouse annual income of $300,000.

     For transactions covered by these rules, broker-dealers must make a special suitability determination for the purchase of such securities and must have received prior to the purchase the purchaser's written consent for the transaction. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery of a risk disclosure document relating to the penny stock market prior to the first transaction. A broker-dealer and the registered representative, and current quotations for the security. Finally, monthly statements must be sent disclosing recent price information for the penny stocks held in the account and information on the limited market in penny stock. These rules may restrict the ability of broker-dealers to trade and/or maintain the Company's common stock and may affect the ability of shareholders to sell their shares.

     As   of   September  30,  2002,  and  March  31,  2003,  there   were
approximately 47 holders of record of the Company's common stock.

     In the future persons who may be deemed affiliates of the Company (as the term "affiliate" is defined in the Act) may be eligible to sell their shares pursuant to the provisions of Rule 144 promulgated under the securities Act of 1933. As of September 30, 2002, and also as of March 31, 2003, each of the Company's officers and directors owned, or controlled, the number of shares of common stock shown opposite his or her name in Item 5 above . Generally Rule 144 provides that a person or persons who acquired stock in a non-public transaction and has owned the stock for more than one year prior to the proposed sale may sell within a three month period no more than one per cent of the then issued and outstanding shares of common stock or the average weekly reported trading volume on all national securities exchange and through NASDAQ during the four calendar weeks preceding the proposed sale. Any shares sold pursuant to Rule 144 may adversely affect the market price of the Company's common stock. Sales under Rule 144 may adversely affect the market price for the shares of the Company's common stock in any market that may exist.

Dividend Policy

     The Company has not declared nor paid cash dividends nor made distributions in the past. The Company does not anticipate that it will pay cash dividends or make distributions in the foreseeable future. The Company currently intends to retain and invest any future earning to finance operations.

ITEM 2.   Legal Proceedings

     There are no legal proceedings pending against the Company.

ITEM 3.   Changes in and disagreements with Accountants

     There have been no changes in or disagreements with accountants.

ITEM 4.   Recent Sales of Unregistered Securities

     There have been no sales of unregistered securities since 1998.

ITEM 5.   Indemnification of Directors and Officers

     As permitted under the statues of the State of Nevada and the Company's Articles of Incorporation the Company has the obligation to indemnify any officer or director who, in their capacity as such is made a party to any suit or proceeding, whether criminal, civil or administrative unless it is determined that such director or officer is liable to the Company or was that such director or officer is liable to the Company or was negligent was liable for negligence or misconduct in the performance of his duty. Advances of expenses is required pursuant to Article X of the Articles of Incorporation and section 73.751(2) of the Nevada Revised Statutes.

Transfer Agent

     The Company's Transfer Agent is Western States Transfer & Registrar, Inc., 4625 South 2300 East, Suite #207, Salt Lake City, Utah 84117, telephone number 801-272-1547.

PART F/S

     Pritchett, Siler & Hardy, P.C. (CPAs) have examined the Company's financial statements for each fiscal year since the Company's inception in
1998.   The  audited financial statements for 2001 and 2002 and unaudited financial statements for the six months ended March 31, 2003, along with the other Exhibits enumerated below are included with this Second Amended Form 10-SB.


EXHIBITS

No.            Description

1         Resolution Authorizing Power of Attorney
2         Articles of Incorporation
3         Bylaws



Signatures
     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                         DOLPHIN PRODUCTIONS, INC.
                         Date of Form 10-SB: January 25, 2003
                         Date of this Amendment: May 2, 2003

                              By /s/ Richard H. Casper
                              Richard H. Casper, President
                              and Chairman of the Board

                         DOLPHIN PRODUCTIONS, INC.
                       [A Development Stage Company]

                 UNAUDITED CONDENSED FINANCIAL STATEMENTS

                              MARCH 31, 2003

                         DOLPHIN PRODUCTIONS, INC.
                       [A Development Stage Company]




                                 CONTENTS

                                                                     PAGE

        -  Unaudited Condensed Balance Sheets,
            March 31, 2003 and September 30, 2002                      2


        -  Unaudited Condensed Statements of Operations,
            for the three and six months ended March 31, 2003
            and 2002 and from inception on June 26, 1998
            through March 31, 2003                                     3


        -  Unaudited Condensed Statements of Cash Flows,
            for the six months ended March 31, 2003
            and 2002 and from inception on June 26, 1998
            through March 31, 2003                                     4


        -  Notes to Unaudited Condensed Financial Statements         5 - 8

                         DOLPHIN PRODUCTIONS, INC.
                       [A Development Stage Company]

                    UNAUDITED CONDENSED BALANCE SHEETS


                                  ASSETS

                                                     March 31,   September 30,
                                                       2003          2002
                                                   ____________  ____________
CURRENT ASSETS:
  Cash                                             $      5,322  $     10,920
  Income taxes receivable                                   730             -
  Prepaid expenses                                          410           410
  Deferred tax assets                                     3,161           750
                                                   ____________  ____________
        Total Current Assets                              9,623        12,080
                                                   ____________  ____________
                                                   $      9,623  $     12,080
                                                   ____________  ____________


              LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES:
  Accounts payable                                 $      1,326  $          -
  Income taxes payable                                        -         1,024
  Accrued expenses                                            -           464
  Accrued expenses - related party                       20,500         5,000
                                                   ____________  ____________
        Total Current Liabilities                        21,826         6,488
                                                   ____________  ____________

STOCKHOLDERS' EQUITY (DEFICIT):
  Common stock, $.001 par value,
   50,000,000 shares authorized,
   520,000 shares issued and
   outstanding                                              520           520
  Capital in excess of par value                          5,480         5,480
  Deficit accumulated during the
   development stage                                    (18,203)         (408)
                                                   ____________  ____________
        Total Stockholders' Equity (Deficit)            (12,203)        5,592
                                                   ____________  ____________
                                                   $      9,623  $     12,080
                                                   ____________  ____________






Note: The balance sheet at September 30, 2002 was taken from the audited financial statements at that date and condensed.

 The accompanying notes are an integral part of these unaudited condensed financial statements.

                         DOLPHIN PRODUCTIONS, INC.
                       [A Development Stage Company]

               UNAUDITED CONDENSED STATEMENTS OF OPERATIONS


                            For the Three        For the Six    From Inception
                            Months Ended        Months Ended      on June 26,
                              March 31,           March 31,      1998 Through
                         __________________  __________________    March 31,
                           2003      2002      2003      2002        2003
                         ________  ________  ________  ________  ____________
REVENUE                  $  2,000  $      -  $  2,000  $      -  $     37,890

EXPENSES:
  Selling                       -         -         -         -         4,561
  General and
    administrative         21,706       617    22,936     1,909        54,399
                         ________  ________  ________  ________  ____________
      Total Expenses       21,706       617    22,936     1,909        58,960
                         ________  ________  ________  ________  ____________

LOSS BEFORE INCOME
  TAXES                   (19,706)     (617)  (20,936)   (1,909)      (21,070)

CURRENT TAX EXPENSE
  (BENEFIT)                  (546)       (1)     (730)     (178)          294

DEFERRED TAX EXPENSE
  (BENEFIT)                (2,411)      (75)   (2,411)      (75)       (3,161)
                         ________  ________  ________  ________  ____________

NET LOSS                 $(16,749) $   (541) $(17,795) $ (1,656) $    (18,203)
                         ________  ________  ________  ________  ____________

LOSS PER COMMON SHARE    $   (.03) $   (.00) $   (.03) $   (.00) $       (.04)
                         ________  ________  ________  ________  ____________
















 The accompanying notes are an integral part of these unaudited condensed financial statements.

                         DOLPHIN PRODUCTIONS, INC.
                       [A Development Stage Company]

               UNAUDITED CONDENSED STATEMENTS OF CASH FLOWS


                                                 For the Six    From Inception
                                                Months Ended      on June 26,
                                                  March 31,      1998 Through
                                             __________________    March 31,
                                               2003      2002        2003
                                             ________  ________  ____________
Cash Flows From Operating Activities:
 Net loss                                    $(17,795) $ (1,656) $    (18,203)
 Adjustments to reconcile net loss to net
  cash provided (used) by operating
  activities:
  Changes in assets and liabilities:
   (Increase) in income taxes receivable         (730)        -          (730)
   (Increase) in prepaid expenses                   -         -          (410)
   (Increase) in deferred tax assets           (2,411)      (75)       (3,161)
   Increase in accounts payable                 1,326         -         1,326
   Increase in accrued expenses - related
    party                                      15,500       500        20,500
   (Decrease) in income taxes payable          (1,024)     (178)            -
   Increase (decrease) in accrued expenses       (464)      222             -
                                             ________  ________  ____________
    Net Cash (Used) by Operating Activities    (5,598)   (1,187)         (678)
                                             ________  ________  ____________

Cash Flows From Investing Activities                -         -             -
                                             ________  ________  ____________
    Net Cash Provided by Investing Activities       -         -             -
                                             ________  ________  ____________

Cash Flows From Financing Activities:
 Proceeds from issuance of common stock             -         -         6,000
                                             ________  ________  ____________
    Net Cash Provided by Financing Activities       -         -         6,000
                                             ________  ________  ____________

Net Increase (Decrease) in Cash and Cash
 Equivalents                                   (5,598)   (1,187)        5,322

Cash and Cash Equivalents at Beginning of
 Period                                        10,920     9,883             -
                                             ________  ________  ____________

Cash and Cash Equivalents at End of Period   $  5,322  $  8,696  $      5,322
                                             ________  ________  ____________

Supplemental Disclosures of Cash Flow Information:
 Cash paid during the period for:
   Interest                                  $      -  $      -  $          -
   Income taxes                              $  1,024  $      -  $      1,024

Supplemental Schedule of Noncash Investing and Financing Activities:
  For the six months ended March 31, 2003:
     None

  For the six months ended March 31, 2002:
     None

 The accompanying notes are an integral part of these unaudited condensed financial statements.

                         DOLPHIN PRODUCTIONS, INC.
                       [A Development Stage Company]

             NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Organization - Dolphin Productions, Inc. ("the Company") was organized under the laws of the State of Nevada on June 26, 1998. The Company provides musical and other performance services for concerts and other events. The Company has not yet generated significant revenues from its planned principal operations and is considered a development stage company as defined in Statement of Financial Accounting Standards No. 7. The Company, at the present time, has not paid any dividends and any dividends that may be paid in the future will depend upon the financial requirements of the Company and other relevant factors.

  Condensed Financial Statements - The accompanying financial statements have been prepared by the Company without audit. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows at March 31, 2003 and 2002 and for the periods then ended have been made.

  Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in the United States of America have been condensed or omitted. It is suggested that these condensed financial statements be read in conjunction with the financial statements and notes thereto included in the Company's September 30, 2002 audited financial statements. The results of operations for the periods ended March 31, 2003 and 2002 are not necessarily indicative of the operating results for the full year.

  Fiscal Year - The Company's fiscal year-end is September 30th.

  Cash and Cash Equivalents - The Company considers all highly liquid debt investments purchased with a maturity of three months or less to be cash equivalents.

  Accounts and Loans Receivable - The Company records accounts and loans receivable at the lower of cost or fair value. The Company determines the lower of cost or fair value of nonmortgage loans on an individual asset basis. The Company recognizes interest income on an account receivable based on the stated interest rate for past-due accounts over the period that the account is past-due. The Company recognizes interest income on a loan receivable based on the stated interest rate over the term of the loan. The Company accumulates and defers fees and costs associated with establishing a receivable to be amortized over the estimated life of the related receivable. The Company estimates allowances for doubtful accounts and loan losses based on the aged receivable balance and historical losses. The Company records interest income on delinquent accounts and loans receivable only when payment is received. The Company first applies payments received on delinquent accounts and loans receivable to eliminate the outstanding principal. The Company charges off uncollectible accounts and loans receivable when management estimates no possibility of collecting the related receivable. The Company considers accounts and loans receivable to be past-due or delinquent based on contractual terms.

                         DOLPHIN PRODUCTIONS, INC.
                       [A Development Stage Company]

             NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES [Continued]

  Revenue Recognition - The Company recognizes revenue from providing musical and other performances for concerts and other events for a negotiated fee in the period when the services are provided. The Company records only its fee from a concert performance and reflects the Company's expenses related to the performance as general and administrative expense. The Company recognizes revenue from the sale of compact discs when the product is delivered.

  Advertising Costs - Advertising costs, except for costs associated with direct-response advertising, are charged to operations when incurred. The costs of direct-response advertising are capitalized and amortized over the period during which future benefits are expected to be received. During the six months ended March 31, 2003 and 2002, advertising costs amounted to $0 and $0, respectively.

  Income Taxes - The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" [See Note 4].

  Loss Per Share - The computation of loss per share is based on the weighted average number of shares outstanding during the period presented in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share" [See Note 6].

  Accounting  Estimates  -  The  preparation  of  financial  statements   in
  conformity  with generally accepted accounting principles  in  the  United
  States of America requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimated by management.

  Recently Enacted Accounting Standards - Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations", SFAS No. 142, "Goodwill and Other Intangible Assets", SFAS No. 143, "Accounting for Asset Retirement Obligations", SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections", SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities", SFAS No. 147, "Acquisitions of Certain Financial Institutions - an Amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9", and SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure - an Amendment of FASB Statement No. 123", were recently issued. SFAS No. 141, 142, 143, 144, 145, 146, 147 and 148 have no current applicability to the Company or their effect on the financial statements would not have been significant.

  Restatement - On January 15, 1999, the Company effected a 5-for-2 forward stock split. The financial statements have been restated, for all periods presented, to reflect the stock split [See Note 2].

                         DOLPHIN PRODUCTIONS, INC.
                       [A Development Stage Company]

             NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES [Continued]

  Reclassification - The financial statements for periods prior to March 31, 2003 have been reclassified to conform to the headings and classifications used in the March 31, 2003 financial statements.

NOTE 2 - CAPITAL STOCK

  Common Stock - During June 1998, the Company issued 500,000 shares of its previously authorized but unissued common stock for cash of $2,000 (or $.004 per share).

  During January 1999, the Company issued 20,000 shares of its previously authorized but unissued common stock for cash of $4,000 (or $.20 per share).

  Stock Split - On January 15, 1999, the Company effected a five for two common stock split. The financial statements, for all periods presented, have been restated to reflect the stock split.

NOTE 3 - RELATED PARTY TRANSACTIONS

  Management Compensation and Accrued Expenses - Salary expense to the President for the six months ended March 31, 2003 and 2002 amounted to $500 and $500, respectively. At March 31, 2003, the Company owes a total of $5,500 in accrued salary to the President.

  Legal Services and Accrued Expenses - During the six months ended March 31, 2003 and 2002, respectively, the President provided legal services of $15,000 and $0 to the Company. At March 31, 2003, the Company owes a total of $15,000 in accrued legal fees to the President.

NOTE 4 - INCOME TAXES

  The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes". SFAS No. 109 requires the Company to provide a net deferred tax asset/liability equal to the expected future tax benefit/expense of temporary reporting differences between book and tax accounting methods and any available operating loss or tax credit carryforwards. At March 31, 2003, the Company did not have a significant net operating loss carryforward. The amount of and ultimate realization of the benefits from the deferred tax assets for income tax purposes is dependent, in part, upon the tax laws in effect, the future earnings of the Company, and other future events, the effects of which cannot be determined. The net deferred tax assets, which consist mainly of accrued compensation, are approximately $3,161 and $750 as of March 31, 2003 and September 30, 2002, respectively.

                         DOLPHIN PRODUCTIONS, INC.
                       [A Development Stage Company]

             NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

NOTE 5 - GOING CONCERN

  The accompanying financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America which contemplate continuation of the Company as a going concern. However, the Company has current liabilities in excess of current assets, raising substantial doubt about the ability of the Company to continue as a going concern. In this regard, management is proposing to raise any necessary additional funds through loans or through additional sales of its common stock or through the possible acquisition of other companies. There is no assurance that the Company will be successful in raising this additional capital.

NOTE 6 - LOSS PER SHARE

  The following data show the amounts used in computing loss per share:

                            For the Three        For the Six    From Inception
                            Months Ended        Months Ended      on June 26,
                              March 31,           March 31,      1998 Through
                         __________________  __________________    March 31,
                           2003      2002      2003      2002        2003
                         ________  ________  ________  ________  ____________
    Net loss available to
    common shareholders
    (numerator)          $(16,749) $   (541) $(17,795) $ (1,656) $    (18,203)
                         ________  ________  ________  ________  ____________
    Weighted average
    number of common
    shares outstanding
    used in loss per
    share for the period
    (denominator)         520,000   520,000   520,000   520,000       517,665
                         ________  ________  ________  ________  ____________

  Dilutive loss per share was not presented, as the Company had no common stock equivalent shares for all periods presented that would affect the computation of diluted loss per share.

NOTE 7 - CONCENTRATION

  Geographic Region - During the six months ended March 31, 2003, all of the Company's sales and operations were located in and around Salt Lake City, Utah.

  Limited Source of Revenues - During the six months ended March 31, 2003, all of the Company's revenues were generated by services rendered at only one concert.

                         DOLPHIN PRODUCTIONS, INC.
                       [A Development Stage Company]

                           FINANCIAL STATEMENTS

                            SEPTEMBER 30, 2002

                         DOLPHIN PRODUCTIONS, INC.
                       [A Development Stage Company]




                                 CONTENTS

                                                                   PAGE

        -  Independent Auditors' Report                             1


        -  Balance Sheet, September 30, 2002                        2


        -  Statements of Operations, for the years ended
            September 30, 2002 and 2001 and from
            inception on June 26, 1998 through
            September 30, 2002                                      3


        -  Statement of Stockholders' Equity, from inception
            on June 26, 1998 through September 30, 2002             4


        -  Statements of Cash Flows, for the years ended
            September 30, 2002 and 2001 and from
            inception on June 26, 1998 through
            September 30, 2002                                      5


        -  Notes to Financial Statements                          6 - 8

                       INDEPENDENT AUDITORS' REPORT



Board of Directors
DOLPHIN PRODUCTIONS, INC.
Salt Lake City, Utah

We have audited the Balance Sheet of Dolphin Productions, Inc. [a development stage company] as of September 30, 2002, and the related statements of operations, stockholders' equity and cash flows for the years ended September 30, 2002 and 2001 and from inception on June 26, 1998 through September 30, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dolphin Productions, Inc. [a development stage company] as of September 30, 2002, and the results of their operations and their cash flows for the years ended September 30, 2002 and 2001 and for the period from inception on June 26, 1998 through September 30, 2002, in conformity with generally accepted accounting principles in the United States of America.







PRITCHETT, SILER & HARDY, P.C.

October 7, 2002
Salt Lake City, Utah

                         DOLPHIN PRODUCTIONS, INC.
                       [A Development Stage Company]

                               BALANCE SHEET


                                  ASSETS

                                                               September 30,
                                                                   2002
                                                               ____________
CURRENT ASSETS:
  Cash                                                         $     10,920
  Prepaid expenses                                                      410
  Deferred tax assets                                                   750
                                                               ____________
        Total Current Assets                                         12,080
                                                               ____________
                                                               $     12,080
                                                               ____________


                   LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Accrued salaries - related party                             $      5,000
  Income taxes payable                                                1,024
  Accrued expenses                                                      464
                                                               ____________
        Total Current Liabilities                                     6,488
                                                               ____________

STOCKHOLDERS' EQUITY:
  Common stock, $.001 par value,
   50,000,000 shares authorized,
   520,000 shares issued and
   outstanding                                                          520
  Capital in excess of par value                                      5,480
  Deficit accumulated during the
   development stage                                                   (408)
                                                               ____________
        Total Stockholders' Equity                                    5,592
                                                               ____________
                                                               $     12,080
                                                               ____________











 The accompanying notes are an integral part of this financial statement.

                         DOLPHIN PRODUCTIONS, INC.
                       [A Development Stage Company]

                         STATEMENTS OF OPERATIONS


                                                 For the        From Inception
                                               Year Ended         on June 26,
                                              September 30,      1998 Through
                                         ______________________  September 30,
                                            2002        2001         2002
                                         __________  __________  ____________
REVENUE                                  $    7,520  $   13,653  $     35,890

EXPENSES:
  Selling                                         -         799         4,561
  General and administrative                  8,037       8,026        31,463
                                         __________  __________  ____________
      Total Expenses                          8,037       8,825        36,024
                                         __________  __________  ____________

EARNINGS (LOSS) BEFORE
  INCOME TAXES                                 (517)      4,828          (134)

CURRENT TAX EXPENSE (BENEFIT)                   227         797         1,024

DEFERRED TAX EXPENSE (BENEFIT)                 (225)       (300)         (750)
                                         __________  __________  ____________

NET INCOME (LOSS)                        $     (519) $    4,331  $       (408)
                                         __________  __________  ____________

EARNINGS (LOSS) PER
  COMMON SHARE                           $     (.00) $      .01  $       (.00)
                                         __________  __________  ____________

















The accompanying notes are an integral part of these financial statements.

                         DOLPHIN PRODUCTIONS, INC.
                       [A Development Stage Company]

                     STATEMENT OF STOCKHOLDERS' EQUITY

                      FROM INCEPTION ON JUNE 26, 1998

                        THROUGH SEPTEMBER 30, 2002


                                                                    Deficit
                                                                  Accumulated
                                         Common Stock  Capital in During the
                                        ______________ Excess of  Development
                                        Shares  Amount Par Value     Stage
                                        _______ ______ __________ ___________
BALANCE, June 26, 1998                        - $    - $        - $         -

Issuance of 500,000 shares of common
 stock for cash of $2,000, or $.004
 per share, June 1998                   500,000    500      1,500           -

Net income (loss) for the period
 ended September 30, 1998                     -      -          -           -
                                        _______ ______ __________ ___________
BALANCE, September 30, 1998             500,000    500      1,500           -

Issuance of 20,000 shares of common
 stock for cash of $4,000, or $.20
 per share, January 1999                 20,000     20      3,980           -

Net (loss) for the year ended
 September 30, 1999                           -      -          -      (6,404)
                                        _______ ______ __________ ___________
BALANCE, September 30, 1999             520,000    520      5,480      (6,404)

Net income for the year ended
 September 30, 2000                           -      -          -       2,184
                                        _______ ______ __________ ___________
BALANCE, September 30, 2000             520,000    520      5,480      (4,220)

Net income for the year ended
 September 30, 2001                           -      -          -       4,331
                                        _______ ______ __________ ___________
BALANCE, September 30, 2001             520,000    520      5,480         111

Net (loss) for the year ended
 September 30, 2002                           -      -          -        (519)
                                        _______ ______ __________ ___________
BALANCE, September 30, 2002             520,000 $  520 $    5,480 $      (408)
                                        _______ ______ __________ ___________














 The accompanying notes are an integral part of this financial statement.

                         DOLPHIN PRODUCTIONS, INC.
                       [A Development Stage Company]

                         STATEMENTS OF CASH FLOWS


                                                 For the        From Inception
                                               Year Ended         on June 26,
                                              September 30,      1998 Through
                                         ______________________  September 30,
                                            2002        2001         2002
                                         __________  __________  ____________
Cash Flows From Operating Activities:
 Net income (loss)                       $     (519) $    4,331  $       (408)
 Adjustments to reconcile net income
  to net cash provided by operating
  activities:
  Changes in assets and liabilities:
   Decrease in inventory                          -         250             -
   (Increase) in prepaid expenses              (410)          -          (410)
   (Increase) in deferred tax assets           (225)       (300)         (750)
   (Decrease) in accounts payable                 -      (1,000)            -
   (Decrease) in accounts payable -
    related party                                 -        (745)            -
   Increase in accrued salaries -
    related party                             1,500       2,000         5,000
   Increase in income taxes payable             227         797         1,024
   Increase in accrued expenses                 464           -           464
                                         __________  __________  ____________
    Net Cash Provided by Operating
     Activities                               1,037       5,333         4,920
                                         __________  __________  ____________

Cash Flows From Investing Activities              -           -             -
                                         __________  __________  ____________
    Net Cash Provided by Investing
     Activities                                   -           -             -
                                         __________  __________  ____________

Cash Flows From Financing Activities:
 Proceeds from issuance of common stock           -           -         6,000
                                         __________  __________  ____________
    Net Cash Provided by Financing
     Activities                                   -           -         6,000
                                         __________  __________  ____________

Net Increase in Cash and Cash
 Equivalents                                  1,037       5,333        10,920

Cash and Cash Equivalents at Beginning
 of Period                                    9,883       4,550             -
                                         __________  __________  ____________

Cash and Cash Equivalents at End of
 Period                                  $   10,920  $    9,883  $     10,920
                                         __________  __________  ____________

Supplemental Disclosures of Cash Flow Information:
 Cash paid during the period for:
   Interest                              $        -  $        -  $          -
   Income taxes                          $        -  $        -  $          -

Supplemental Schedule of Noncash Investing and Financing Activities:
  For the year ended September 30, 2002:
     None

  For the year ended September 30, 2001:
     None

The accompanying notes are an integral part of these financial statements.

                         DOLPHIN PRODUCTIONS, INC.
                       [A Development Stage Company]

                       NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Organization - Dolphin Productions, Inc. ("the Company") was organized under the laws of the State of Nevada on June 26, 1998. The Company provides musical and other performance services for concerts and other events. The Company has not yet generated significant revenues from its planned principal operations and is considered a development stage company as defined in Statement of Financial Accounting Standards No. 7. The Company, at the present time, has not paid any dividends and any dividends that may be paid in the future will depend upon the financial requirements of the Company and other relevant factors.

  Fiscal Year - The Company's fiscal year-end is September 30th.

  Cash and Cash Equivalents - The Company considers all highly liquid debt investments purchased with a maturity of three months or less to be cash equivalents.

  Revenue Recognition - The Company recognizes revenue from providing musical and other performances for concerts and other events for a negotiated fee in the period when the services are provided. The Company records only its fee from a concert performance and reflects the Company's expenses related to the performance as general and administrative expense. The Company recognizes revenue from the sale of compact discs when the product is delivered.

  Advertising Costs - Advertising costs, except for costs associated with direct-response advertising, are charged to operations when incurred. The costs of direct-response advertising are capitalized and amortized over the period during which future benefits are expected to be received. During the years ended September 30, 2002 and 2001, advertising costs amounted to $0 and $799, respectively.

  Income Taxes - The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" [See Note 4].

  Earnings (Loss) Per Share - The computation of earnings (loss) per share is based on the weighted average number of shares outstanding during the period presented in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share" [See Note 5].

  Accounting  Estimates  -  The  preparation  of  financial  statements   in
  conformity  with generally accepted accounting principles  in  the  United
  States of America requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimated by management.

                         DOLPHIN PRODUCTIONS, INC.
                       [A Development Stage Company]

                       NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES [Continued]

  Recently Enacted Accounting Standards - Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations", SFAS No. 142, "Goodwill and Other Intangible Assets", SFAS No. 143, "Accounting for Asset Retirement Obligations", SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections", SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities", and SFAS No. 147, "Acquisitions of Certain Financial Institutions - an Amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9", were recently issued. SFAS No. 141, 142, 143, 144, 145, 146 and 147 have no current applicability to the Company or their effect on the financial statements would not have been significant.

  Restatement - On January 15, 1999, the Company effected a 5-for-2 forward stock split. The financial statements have been restated, for all periods presented, to reflect the stock split [See Note 2].

  Reclassification - The financial statements for years prior  to  September
  30,   2002  have  been  reclassified  to  conform  to  the  headings   and
  classifications used in the September 30, 2002 financial statements.

NOTE 2 - CAPITAL STOCK

  Common Stock - During June 1998, the Company issued 500,000 shares of its previously authorized, but unissued common stock for cash of $2,000 (or $.004 per share).

  During January 1999, the Company issued 20,000 shares of its previously authorized but unissued common stock for cash of $4,000 (or $.20 per share).

  Stock Split - On January 15, 1999, the Company effected a five for two common stock split. The financial statements, for all periods presented, have been restated to reflect the stock split.

NOTE 3 - RELATED PARTY TRANSACTIONS

  Accounts Payable - During the period ending September 30, 1999, directors of the Company, including an officer, paid organization costs in the amount of $745 on behalf of the Company. The Company recorded a related party accounts payable in the amount of $745. No interest accrued on the balance. In February 2001, the amount was repaid.

  Management Compensation and Accrued Expenses - Salary expense to the Company's President for the years ended September 30, 2002 and 2001 amounted to $1,500 and $2,000, respectively. At September 30, 2002, the Company owes a total of $5,000 in accrued salary to the Company's President.

  During the years ended September 30, 2002 and 2001, the Company paid a total of $1,500 and $0, respectively, to a director of the Company for services rendered at concert performances.

                         DOLPHIN PRODUCTIONS, INC.
                       [A Development Stage Company]

                       NOTES TO FINANCIAL STATEMENTS

NOTE 4 - INCOME TAXES

  The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes". SFAS No. 109 requires the Company to provide a net deferred tax asset/liability equal to the expected future tax benefit/expense of temporary reporting differences between book and tax accounting methods and any available operating loss or tax credit carryforwards. At September 30, 2002, the Company did not have a net operating loss carryforward. The amount of and ultimate realization of the benefits from the deferred tax assets for income tax purposes is dependent, in part, upon the tax laws in effect, the future earnings of the Company, and other future events, the effects of which cannot be determined. The net deferred tax assets, which consist of accrued compensation, are approximately $750 and $525 as of September 30, 2002 and 2001, respectively.

NOTE 5 - EARNINGS (LOSS) PER SHARE

  The following data show the amounts used in computing earnings (loss) per share:

                                                 For the        From Inception
                                               Year Ended         on June 26,
                                              September 30,      1998 Through
                                         ______________________  September 30,
                                            2002        2001         2002
                                         __________  __________  ____________
    Net income (loss) available to
    common shareholders (numerator)      $     (519) $    4,331  $       (408)
                                         __________  __________  ____________
    Weighted average number of common
    shares outstanding used in earnings
    (loss) per share for the period
    (denominator)                           520,000     520,000       517,392
                                         __________  __________  ____________

  Dilutive earnings (loss) per share was not presented, as the Company had no common stock equivalent shares for all periods presented that would affect the computation of diluted earnings (loss) per share.

NOTE 6 - CONCENTRATION

  Limited Source of Revenues - During the year ended September 30, 2002, all of the Company's revenues were generated by services rendered at only one concert.


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